Exhibit 4.12

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

1348512 B.C. Ltd. (the “Company”)
1 Adelaide Street East, Suite 801
Toronto, Ontario M5C 2V9

Item 2.	Date of Material Change

October 7, 2024.

Item 3.	News Release

A news release was disseminated on October 7, 2024, via Newsfile Corp. and filed on the Company’s SEDAR+ profile at www.sedarplus.ca.

Item 4.	Summary of Material Change

On October 7, 2024 the Company and Cizzle Brands Ltd. Announced they had entered into a definitive business combination agreement dated October 7, 2024 (the “Business Combination Agreement”) pursuant to which, subject to the satisfaction of certain conditions, including receipt of all necessary approvals, among other things, the Company and Cizzle will complete a transaction, which will result in the reverse takeover of the Company by Cizzle (the “Proposed Transaction”).

Item 5.	Full Description of Material Change

Following the completion of the Proposed Transaction, the resulting company (the “Resulting Issuer”) will carry on the business of Cizzle and the current shareholders of Cizzle will become shareholders of the Resulting Issuer. The closing of the Proposed Transaction (the “Closing”) is expected to occur prior to December 31, 2024.

In accordance with the terms of the Business Combination Agreement, the Proposed Transaction will be structured as a three-cornered amalgamation whereby Cizzle will amalgamate with a wholly owned subsidiary of the Company (the “Amalgamation”) and the current shareholders of Cizzle will become the shareholders of the Resulting Issuer. Pursuant to the Amalgamation, all common shares of Cizzle outstanding will be exchanged for shares of the Resulting Issuer. It is a condition to Closing that Cizzle completes one or more non-brokered private placements of equity securities of Cizzle (each, and “Offered Security”) for aggregate gross proceeds of at least $1,500,000 based on an issue price per Offered Security to be determined in the context of the market but which is presently anticipated to be $0.30 (such issue price, the “Issue Price”) per Offered Security (the “Cizzle Private Placement”).

Prior to and as a condition to Closing, the Company will complete a consolidation or stock split in respect of its issued and outstanding shares (the “Company Shares”) that results in the number of post-adjustment Company Shares, when multiplied by the Issue Price, being equal to $500,000 (the “Adjustment”).

Upon completion of the Proposed Transaction, it is anticipated that the existing shareholders of the Company will hold less than 1% of the outstanding authorized share structure of the Resulting Issuer on an undiluted basis and the former holders of common shares of Cizzle will hold approximately 99%. No finder’s fee will be payable in relation to the completion of the Proposed Transaction.

Completion of the Proposed Transaction remains subject to a number of conditions, including completion of satisfactory due diligence by both parties, the receipt of any required regulatory approvals, the completion of the Cizzle Private Placement and the completion of the Adjustment.

It is anticipated that Cizzle will call a shareholder meeting (the “Meeting”) to approve, among other things, the Amalgamation and certain amendments to its constating documents necessary to complete the Proposed Transaction. Additional details will be provided to shareholders of both the Shell and Cizzle and a management information circular to be circulated to shareholders of Cizzle in connection with the Meeting.

Where applicable, the Proposed Transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Proposed Transaction will be completed as proposed or at all. Investors are cautioned that, except as disclosed in the management information circular to be prepared in connection with the Proposed Transaction, any information released or received with respect to the Proposed Transaction may not be accurate or complete and should not be relied upon.

5.1	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For additional information, please contact:

TJ Finch

Chief Executive Officer, Chief Financial Officer, and Director
Tel: 647-738-8063

Email: tj@kilncapitaladvisors.com

Item 9.	Date of Report

October 17, 2024.